

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 20, 2010

Mr. Ivan G. Seidenberg
Chairman and Chief Executive Officer
Verizon Communications Inc.
140 West Street
New York, NY 10007

   RE: Verizon Communications Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      Definitive Proxy Statement on Schedule 14A
      Filed March 22, 2010
      File No. 001-08606

Dear Mr. Seidenberg:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Larry Spirgel
            Assistant Director